UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 28, 2016

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street (formerly Jeppe Street)
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No <u>X</u>**

Enclosure: Press release - **AngloGold Ashanti Holdings Plc announces issuance of a notice for the conditional redemption of all of its outstanding 8.500% notes due 2020**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

28 June 2016

NEWS RELEASE

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

ANGLOGOLD ASHANTI HOLDINGS PLC ANNOUNCES ISSUANCE OF A NOTICE FOR THE CONDITIONAL REDEMPTION OF ALL OF ITS OUTSTANDING 8.500% NOTES DUE 2020

Douglas, Isle of Man – June 28, 2016

(NEWS RELEASE) -- AngloGold Ashanti Holdings plc (the "Company") today announced that it has issued a notice for the conditional redemption (subject to the satisfaction or waiver of the condition described below) of all of its outstanding 8.500% Notes due 2020 (the "Notes").

Under the notice, the redemption of the Notes is conditioned upon the receipt by the Company of borrowings under the Company's $1,000,000,000 revolving credit facility in a sufficient amount, together with available cash in an amount determined by the Company, to pay the redemption price for the Notes, including any applicable premium, and accrued and unpaid interest in full and pay all related expenses on or before the redemption date. The redemption date is August 1, 2016.

The Notes will be redeemed at a redemption price equal to 106.375% of the principal amount of the Notes to be redeemed, *plus* additional amounts, if any, *plus* accrued and unpaid interest to the date of the redemption. The paying agent with respect the Notes is The Bank of New York Mellon, 101 Barclay Street, 7E, New York, New York 10286 United States of America, Attention: Global Corporate Trust. If redemption occurs, the Notes will be redeemed in full. There can be no assurance that the redemption will be completed.

Ends

Contacts

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481 cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
General inquiries	media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
Sabrina Brockman	+1 212 858 7702 / +1 646 379 2555 sbrockman@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com

28 June 2016
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 28, 2016

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance